

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05047300

March 11, 2005

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/11/2005

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Normile:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Mattel by John Chevedden. We also have received a letter from the proponent dated January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel



MAR 1 4 2005

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



PROCESSED
MAR 1 7 2005
THOMSON
FINANCIAL



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

January 14, 2005

Sent Via E-Mail and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
E-mail address: cfletters@sec.gov

Re: Mattel, Inc. -- Stockholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (together, the "2005 Proxy Materials") portions of the supporting statement to a proposal submitted by John Chevedden to the Company.

With respect to Mr. Chevedden's proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits portions of the proposal's supporting statement from the 2005 Proxy Materials for the reasons set forth in this letter.

I. The Proposal

The Company received a cover letter, initial proposal and supporting statement from Mr. Chevedden on November 10, 2004, copies of which have been attached hereto as Attachment A. On November 19, 2004, the Company sent Mr. Chevedden a letter, which is attached hereto as Attachment B, informing him that he had failed to meet the eligibility requirements of Rule 14a-8(b). On November 19, 2004, the Company received a letter from Mr. Chevedden's broker correcting the eligibility defect identified by the Company. On December 10, 2004, the Company received a revised proposal from Mr. Chevedden (Mr.

Chevedden's proposal, as revised, the "Proposal"). A copy of the Proposal and accompanying supporting statement is attached hereto as Attachment C.

The Proposal seeks shareholder approval for future golden parachutes for senior executives. The Proposal states:

> RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying, or extending existing severance or employment agreements with golden parachutes or severance provisions.
>
> This includes that golden parachute not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.
>
> Our company would have the flexibility of seeking shareholder approval after the material terms of a golden parachute were agreed upon.
>
> John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

II. Portions of the Supporting Statement May Be Omitted Under Rule 14a-8(i)(3) Because They Contain Statements or Assertions That the Company Can Demonstrate Objectively To Be Materially False or Misleading.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Prior to the Staff's September 15, 2004 Legal Bulletin (See SEC Staff Legal Bulletin No. 14B (CF) (September 15, 2004)), this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. See, e.g., Monsanto Co. (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); Sysco Corp. (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); Kroger Co. (April 11, 2003) (false or misleading statements). Although in its September 15, 2004 Bulletin the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, it reaffirmed that materially false or misleading factual statements are properly excluded under Rule 14a-8(i)(3). However, in order to exclude such statements, the Staff declared that companies must demonstrate objectively that such statements are false or misleading. In the Company's view, the Proposal's supporting statement contains several statements that the Company can demonstrate objectively are false or misleading.

The sixth paragraph of the Proposal is replete with false statements. In relevant part, it reads:

> I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns inserted):
>
> . . . .
>
> - Our Chairman owned no stock, and 3 other directors owned no stock – confidence concern.
>
> . . . .
>
> - Our Board had no formal governance policy.
>
> . . . .
>
> - 2003 CEO pay of $14 million including stock option grants.
> - Plus $23 million in unexercised stock options from previous years.
>   Source: Executive PayWatch Database, http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm.
>
> . . . .

First, Mr. Chevedden's statement to the effect that "3 other directors owned no stock" is incorrect. At the time of the 2004 Proxy Statement, three directors other than the Chairman did not own shares of Company stock: Michael J. Dolan, Ronald L. Sargent and Kathy Brittain White, as indicated in the "Security Ownership of Management" table and accompanying footnotes. However, after the date of the 2004 Proxy Statement, Ms. White, Mr. Sargent and Mr. Dolan each bought shares of the Company's common stock, as timely reported on Forms 4 filed on July 27, 2004, October 22, 2004 and November 3, 2004, respectively. For ease of reference, copies of the "Security Ownership of Management" table from the 2004 Proxy Statement and the above-mentioned Forms 4 are attached hereto as Attachment D.

Second, Mr. Chevedden's statement that the Board does not have a formal corporate governance policy is incorrect. As was disclosed in the 2004 Proxy Statement under the headings "The Board of Directors and Corporate Governance – Corporate Governance Documentation," the Board has adopted Guidelines on Corporate Governance, the Guidelines are available for review on the Company's website, http://www.mattel.com, and a copy may also be obtained, free of charge, by mailing a request in writing to the Company at the address set forth in the 2004 Proxy Statement. For ease of reference, a copy of the Guidelines on Corporate Governance, as posted on the Company's website, is attached hereto as Attachment E.

Third, the source Mr. Chevedden cites for his claim that the Company's "2003 CEO pay was $14 million including stock option grants" actually indicates that the information in Mr. Chevedden's supporting statement relates to the year 2002, not 2003. Mr. Chevedden's assertion is incorrect in that it refers to the wrong year.

The Company respectfully submits that it has satisfied its burden of objectively demonstrating the falsity of the above-discussed items in Mr. Chevedden's supporting statement, and requests that the Staff not recommend enforcement action if the Company omits such items from its 2005 Proxy Materials.

III. Conclusion

For the reasons set forth above, the Company believes that it may omit portions of the Proposal's supporting statement from the 2005 Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, including attachments. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)

Attachment A

Initial Proposal from Mr. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert Eckert
Chairman, CEO
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245
PH: 310-252-2000
FX: 310-252-2179

Dear Mr. Eckert,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



November 10, 2004

John Chevedden
Shareholder

cc: Robert Normile
Corporate Secretary
PH: 310-252-3615
FX: 310-252-3861,-2567

3 – Vote on Future Golden Parachutes

RESOLVED: Vote on Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 2.99% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Advancement Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced because our overall corporate governance fitness is not impeccable. For instance in 2004 it was reported:

- Our 20-year director Tully Friedman was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Friedman was the chairperson of the committee that set executive compensation at McKesson Corporation, which received a CEO Compensation rating of "F" by TCL.
- Retention loans, with associated tax gross-ups continue to be forgiven at the company.
- Our directors can adopt a poison pill at virtually any time and potentially deny a shareholder vote on our directors' poison pill until after a proxy contest has been decided.
- Our lead director has 21-years director tenure – independence concern.
- Three of our directors had 20 to 34 years tenure – independence concern again.
- Furthermore two of the long-tenured directors held seats on our audit committee and one chaired our key compensation committee.
- Our full Board met only 6-times in a full year – compared to 11 meetings of our audit committee.
- Our chairman owned no stock – and 3 other directors owned no stock.
- Our Board had no formal governance policy.
- 2003 CEO pay of $14 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $23 million in unexercised stock options from previous years.

- If CEO pay is excessive – this could be a sign that our board is weak in oversight of our CEO.

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart. Major institutional investors such as CalPERS recommend approval of this proposal topic.

Vote on Future Golden Parachutes
YES ON 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Attachment B

Letter from the Company to Mr. Chevedden



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

November 19, 2004

VIA OVERNIGHT COURIER AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Facsimile: 310-371-7872

Dear Mr. Chevedden:

On November 10, 2004 I received by facsimile a letter from you dated the same date and addressed to Robert Eckert containing a proposal (the "Proposal") submitted for inclusion in the proxy statement of Mattel, Inc. ("Mattel") for Mattel's 2005 annual meeting of stockholders.

There is an eligibility defect with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if I do not receive a response from you that corrects this defect within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2005 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

Under Rule 14a-8(b), in order to be eligible to submit the Proposal to Mattel for inclusion in its proxy materials, you must have continuously held at least $2,000 in market value, or 1% of Mattel's securities entitled to be voted on the Proposal for at least the one year before the date you submit the Proposal. You must continue to hold those securities through the date of Mattel's 2005 annual meeting of stockholders.

The letter transmitting the Proposal to us is defective in that it fails to prove ownership of the required amount of Mattel voting stock for the required time period in the manner required by Rule 14a-8(b). We note that your letter contained a statement that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting." Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, in addition to the statement you made about intending to hold the required amount of stock through the date of the annual meeting, Rule 14a-8(b)(2) requires proof of eligibility in one of two ways at the time of submitting the Proposal:

(1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you continuously held the required amount of securities for at least one year; or

(2) if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the securities as of or before the date on which the one-year eligibility period begins, you may demonstrate your eligibility by submitting to the company:

(A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your level of ownership; and

(B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

We have not received any documents intended to prove that you have been a beneficial holder of the requisite amount of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth above.

Please direct all future communications about stockholder proposals directly to my attention as the Secretary of Mattel. Please also note that my facsimile number is 310-252-2567 (or, if there is a problem with transmission to that number, 310-252-4991).

Very truly yours,



Bob Normile

Attachment C

Revised Proposal from Mr. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert Eckert
Chairman, CEO
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245
PH: 310-252-2000
FX: 310-252-2179

12-9-04 UPDATE

Dear Mr. Eckert,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

November 10, 2004

cc: Robert Normile
Corporate Secretary
PH: 310-252-3615
FX: 310-252-3861,-2567

RECEIVED
DEC 10 2004
ROBERT A. ECKERT

[December 9, 2004]

3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking shareholder approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Advancement Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our 20-year director Tully Friedman was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Friedman chaired the compensation committee at McKesson Corporation, which received a CEO Compensation rating of "F" by TCL.
- Our directors could adopt a poison pill at virtually any time and potentially deny a poison pill shareholder vote until after a proxy contest is decided.

- Our Chairman owned no stock, and 3 other directors owned no stock – confidence concern.
- Our lead director had 21-years director tenure – independence concern.
- Three of our directors had 20 to 34 years tenure – independence concern again.
- Furthermore two of the long-tenured directors held seats on our Audit Committee and one chaired our key Compensation Committee.
- Our full Board met only 6-times in a full year – compared to 11 meetings of our Audit Committee.
- TCL rated Mattel "D" in "Accounting."
- Our Board had no formal governance policy.
- Retention loans, with associated tax gross-ups were forgiven at our company.

- 2003 CEO pay of $14 million including stock option grants.
- Plus $23 million in unexercised stock options from previous years.
  Source: Executive PayWatch Database,

http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board was weak in oversight of our CEO.)

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example of flawed golden parachutes was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart. Major institutional investors such as CalPERS recommend approval of this proposal topic.

Golden Parachute Vote Provision
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is respectfully requested that the company not again add un-submitted white-space to the published proposal which increases the length of the proposal and disconnects headings from accompanying text. Also that the company not toy with the margins and indentations.

Please advise if there is any typographical question.

Attachment D

"Security Ownership of Management" Table from 2004 Proxy Statement
and
Forms 4 filed by Ms. White, Mr. Sargent and Mr. Dolan

PRINCIPAL STOCKHOLDERS

As of March 31, 2004, the only persons known by Mattel to own beneficially, or to be deemed to own beneficially, more than 5% of Mattel's common stock were:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Owned
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	56,103,231(1)	13.05%(1)

(1) As reported in a Schedule 13G dated February 13, 2004 and filed with the Securities and Exchange Commission on February 17, 2004 by Barclays Global Investors, N.A. and a group of affiliated entities. The Schedule 13G states that Barclays Global Investors, N.A. and such affiliated entities beneficially own an aggregate of 56,103,231 shares of Mattel common stock, and that they have sole power to vote or direct the voting of 49,900,924 of such shares and sole power to dispose or direct the disposition of 49,922,924 of such shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Mattel common stock as of March 31, 2004, by (1) each director and nominee for director, (2) the Chief Executive Officer and each of the four other most highly compensated executive officers of Mattel as of December 31, 2003, and (3) all current directors and executive officers of Mattel as a group.

Name of Beneficial Owner	Position with Mattel	Amount and Nature of Beneficial Ownership(1)
Eugene P. Beard	Director	84,750(2)
Matthew C. Bousquette	President, Mattel Brands	1,238,247(2)(3)
Dr. Harold Brown	Director	102,445(2)(4)
Michael J. Dolan	Director	15,000(2)
Robert A. Eckert	Chairman of the Board and Chief Executive Officer	3,262,500(2)(5)
Kevin M. Farr	Chief Financial Officer	740,219(2)(3)
Neil B. Friedman	President, Fisher-Price Brands	1,131,943(2)(3)
Tully M. Friedman	Director	158,500(2)(6)
Ronald M. Loeb	Director	227,045(2)
Dr. Andrea L. Rich	Director	29,750(2)
Ronald L. Sargent	Director	15,000(2)
Christopher A. Sinclair	Director	48,450(2)
Bryan G. Stockton	Executive Vice President, International	257,500(2)
G. Craig Sullivan	Director	40,600(2)(7)
John L. Vogelstein	Director	1,308,500(2)
Kathy Brittain White	Director	22,250(2)
All current Directors and Executive Officers, as a group (23 persons)		10,370,097(8)

(1) No director or executive officer named above owns or controls or may be deemed to beneficially own or control 1.0% or more of any class of capital stock of Mattel. Except as otherwise noted, the directors and officers named above have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Includes shares of common stock that the following directors and executive officers have the right to acquire by exercise of options within 60 days following March 31, 2004: Mr. Beard, 29,750; Mr. Bousquette, 1,192,656; Dr. Brown, 58,500; Mr. Dolan, 15,000; Mr. Eckert, 3,262,500; Mr. Farr, 725,375; Mr. Neil Friedman, 1,115,000; Mr. Tully M. Friedman, 58,500; Mr. Loeb, 143,500; Dr. Rich, 19,750; Mr. Sargent, 15,000; Mr. Sinclair, 44,750; Mr. Stockton, 257,500; Mr. Sullivan, 26,000; Mr. Vogelstein, 58,500; and Ms. White, 22,250.

(3) Includes shares of common stock that the following executive officers hold through the Mattel stock fund of the Mattel, Inc. Personal Investment Plan (the "PIP"), a 401(k) plan: Mr. Bousquette, 7,601; Mr. Farr, 9,844; and Mr. Neil Friedman, 2,943. Data concerning share ownership in the Mattel stock fund of the PIP was furnished by Mattel's third party 401(k) plan administrator as of the March 17, 2004 record date.

(4) 43,945 of these shares are held in the Harold and Colene Brown Family Trust, as to which Dr. Brown shares voting and investment authority with his spouse.

(5) In addition to the amount shown above in the table, Mr. Eckert holds 514,101 vested deferrable restricted stock units.

(6) 100,000 of these shares are held in the Tully M. Friedman Revocable Trust UAD 1/3/80.

(7) 10,000 of these shares are held by Mr. Sullivan as trustee or successor trustee of the G. Craig Sullivan Living Trust dated September 3, 1991. 4,600 of these shares are held by Mr. Sullivan's spouse as trustee of the Maureen O'Brien Sullivan Living Trust dated May 14, 1993.

(8) The amount stated represents approximately 2.4% of the outstanding shares of common stock. The amount stated also includes an aggregate of 8,720,467 shares of common stock that may be acquired upon the exercise of options within 60 days following March 31, 2004, which represents approximately 2.0% of the outstanding shares of common stock.

FORM 4
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *

WHITE KATHY BRITTAIN

(Last) (First) (Middle)

MATTEL, INC. - MAIL STOP M1-1516,333 CONTINENTAL BLVD.

(Street)

EL SEGUNDO,,CA90245

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

MATTEL INC /DE/ [MAT]

3. Date of Earliest Transaction (MM/DD/YYYY)

7/26/2004

4. If Amendment, Date Original Filed (MM/DD/YYYY)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_ X _ Director ____ 10% Owner
____ Officer (give title below) ____ Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)

_ X _ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2. Transaction Date (MM/DD/YYYY)	2A. Deemed Execution Date, if any (MM/DD/YYYY)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common stock	**7/26/2004**		**P**		**1000**	**A**	**$17.16**	**1000**	**D**	

Table II - Derivative Securities Beneficially Owned (*e.g.* , puts, calls, warrants, options, convertible securities)

1. Title of Derivate Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (MM/DD/YYYY)	3A. Deemed Execution Date, if any (MM/DD/YYYY)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Reporting Owners

Reporting Owner Name / Address	Relationships			
	Director	10% Owner	Officer	Other
WHITE KATHY BRITTAIN **MATTEL, INC. - MAIL STOP M1-1516** **333 CONTINENTAL BLVD.** **EL SEGUNDO,,CA90245**	**X**			

Signatures

Kathy White	**7/26/2004**
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

End of Filing

FORM 4
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response... 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *

SARGENT RONALD

(Last) (First) (Middle)

MATTEL, INC. - MAIL STOP M1-1516,333 CONTINENTAL BLVD.

(Street)

EL SEGUNDO,CA90245

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

MATTEL INC /DE/ [MAT]

3. Date of Earliest Transaction (MM/DD/YYYY)

10/20/2004

4. If Amendment, Date Original Filed (MM/DD/YYYY)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_ X _ Director ____ 10% Owner
____ Officer (give title below) ____ Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)

_ X _ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2. Transaction Date (MM/DD/YYYY)	2A. Deemed Execution Date, if any (MM/DD/YYYY)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common stock	**10/20/2004**		**P**		**4000**	**A**	**$17.32**	**4000**	**D**	

Table II - Derivative Securities Beneficially Owned (*e.g.* **, puts, calls, warrants, options, convertible securities)**

1. Title of Derivate Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (MM/DD/YYYY)	3A. Deemed Execution Date, if any (MM/DD/YYYY)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Reporting Owners

Reporting Owner Name / Address	Relationships			
	Director	10% Owner	Officer	Other
SARGENT RONALD **MATTEL, INC. - MAIL STOP M1-1516** **333 CONTINENTAL BLVD.** **EL SEGUNDO,CA90245**	**X**			

Signatures

Ronald L. Sargent	**10/20/2004**
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

End of Filing

FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response... 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *

DOLAN MICHAEL J

(Last) (First) (Middle)

MATTEL, INC. - MAIL STOP M1-1516,333 CONTINENTAL BLVD.

(Street)

EL SEGUNDO,CA90245

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

MATTEL INC /DE/ [MAT]

3. Date of Earliest Transaction (MM/DD/YYYY)

11/1/2004

4. If Amendment, Date Original Filed (MM/DD/YYYY)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

_ X _ Director _____ 10% Owner
_____ Officer (give title below) _____ Other (specify below)

6. Individual or Joint/Group Filing (Check Applicable Line)

_ X _ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)	2. Transaction Date (MM/DD/YYYY)	2A. Deemed Execution Date, if any (MM/DD/YYYY)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common stock	**11/1/2004**		**P**		**700**	**A**	**$17.47**	**700**	**D**	
Common stock	**11/1/2004**		**P**		**1300**	**A**	**$17.50**	**2000**	**D**	

Table II - Derivative Securities Beneficially Owned (e.g. , puts, calls, warrants, options, convertible securities)

1. Title of Derivate Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (MM/DD/YYYY)	3A. Deemed Execution Date, if any (MM/DD/YYYY)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security . (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct *(D) or Indirect (I)* (Instr. 4)	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

Reporting Owners

Reporting Owner Name / Address	Relationships			
	Director	10% Owner	Officer	Other

DOLAN MICHAEL J
MATTEL, INC. - MAIL STOP M1-1516
333 CONTINENTAL BLVD.
EL SEGUNDO,CA90245

X

Signatures

Michael J. Dolan	**11/1/2004**
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

End of Filing

Attachment E

Guidelines on Corporate Governance,
As Posted on the Company's Website



Governance Guidelines

MATTEL, INC. BOARD OF DIRECTORS AMENDED AND RESTATED GUIDELINES ON CORPORATE GOVERNANCE

MISSION STATEMENT

Mattel's (the "Company") Board of Directors (the "Board") strives to ensure good corporate management and governance. It selects, monitors, evaluates and supports the Chief Executive Officer and oversees the development and pursuit of corporate policies and strategies. It serves the Company's stockholders through a strong commitment to the effective and ethical management of the Company in a manner which optimizes sustainable long-term profitability and is responsive to the legitimate interests of other corporate constituencies, such as employees, customers, suppliers and the communities in which the Company operates.

1. **Director Responsibilities**

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of the Company's senior executives and its independent advisors and auditors, to the fullest extent permitted by law. The directors shall also be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company's charter, by-laws and any indemnification agreements, and to exculpation as provided by state law and the Company's charter.

Directors are expected to attend Board meetings and meetings of Committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Directors should prepare adequately for Board and Committee meetings, including by reviewing materials sent to them by Company management.

The Board and each Committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

2. **Selection of Chair and Chief Executive Officer**

It is the sense of the Board that it should have maximum flexibility to decide whether the offices of the Board Chair and Chief Executive Officer shall be combined or separate and, if separate, whether the Board Chair should be an independent director or an employee. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination whenever it elects a new Chief Executive Officer or appoints a new Board Chair.

3. **Director to Preside Over Meetings of Independent Directors**

Whenever the Board Chair is not an independent director, the director to preside at one or more separate executive sessions of the independent directors shall be selected by the independent directors from among themselves, or by a procedure of selection adopted by the independent directors. The Company shall disclose in its proxy statement the identity of such presiding director, if there is only one, or the procedure for selecting a presiding director for each executive session. The Company shall also disclose in the proxy statement how interested parties can contact the presiding director, or the independent directors as a group.

4. **Executive Sessions of Independent Directors**

The independent directors of the Board shall meet in executive session at least once every quarter. Among other things, in these sessions, the independent directors will, as appropriate, determine to:

(a) advise the Board Chair as to an appropriate schedule of Board meetings, consistent with ensuring that the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;

(b) provide the Board Chair with input as to the preparation of agendas for the Board and Committee meetings;

(c) advise the Board Chair as to the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties, and, while recognizing that the Company's management is responsible for the preparation of materials for the Board, specifically request the inclusion of certain materials;

(d) recommend to the Board Chair the retention of independent consultants who report directly to the Board;

(e) review compliance with and implementation of the Company's governance policies; and

(f) evaluate the Chief Executive Officer's performance and meet with the Chief Executive Officer to discuss the Board's evaluation.

In addition, agendas for all Board meetings should provide for two executive sessions, the first consisting of the independent directors and the Chief Executive Officer without other members of management being present, the second consisting of the independent directors without the Chief Executive Officer or other management personnel being present. The Board can then decide on an ad hoc basis whether or not to take advantage of these additional executive sessions. Of course, as appropriate, the independent directors may invite any person to join in any portion of either such executive session.

5. **Committees**

The Committees of the Board include the following: Executive/Finance, Audit, Governance and Social Responsibility, Capital Allocation, Compensation and Pension. The purpose and responsibilities of each of those Committees are specified in applicable Committee charter or, for Committees without a written charter, in the Board resolution pursuant to which that Committee was created or reappointed. The Board has the flexibility to form new Committees or disband existing Committees as it deems appropriate. However, the Board shall at all times have an Audit Committee, a Compensation Committee and a Governance and Social Responsibility Committee. If the Board forms a new Committee, the Board shall, by resolution or otherwise, specify in writing the responsibilities of that Committee. In addition, the members of the Board serve as members of the Mattel Children's Foundation, who in that capacity elect a Board of Directors for the Foundation.

6. **Assignment, Rotation and Qualification of Committee Members**

Committee members shall be appointed by the Board upon recommendation of the Governance and Social Responsibility Committee with consideration of the desires of individual directors and the input of the Board Chair.

It is the sense of the Board that consideration should be given to rotating Committee members periodically, but the Board does not feel that such a rotation should be mandated as a policy, since there may be reasons at a given point in time to maintain an individual director's Committee membership for a longer period or to shorten the period. Rotation of Committee members may be initiated by the Board or the Governance and Social Responsibility Committee.

Each member of the Audit Committee, the Governance and Social Responsibility Committee, and the Compensation Committee shall be an independent director as defined by the New York Stock Exchange, Federal Securities Laws and Regulations and other applicable laws and regulations. In addition, the members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Securities and Exchange Commission (the "Commission"). At least one member of the Audit Committee shall be an Audit Committee financial expert as defined by the Commission. Audit Committee members shall not simultaneously serve on the Audit Committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to serve effectively on the Audit Committee.

7. **Frequency and Length of Committee Meetings**

Subject to the requirements of the applicable Committee charter or Board resolutions creating the Committee, the Chair of each Committee, in consultation with its members, shall determine the frequency and length of the meetings of the Committee.

8. **Committee Charter and Agenda**

Each of the Audit Committee, the Compensation Committee and the Governance and Social Responsibility Committee shall adopt a charter which shall be submitted to the Board for ratification. Each charter shall, among other things, set forth the purposes, goals and responsibilities of the applicable Committee and shall require an annual self-evaluation of the Committee's performance.

The Chair of each Committee, in collaboration with the appropriate officers, will develop or approve an agenda for each meeting of the Committee. The Committee Chair will, to the extent practicable, cause the agenda to be distributed to the Committee members prior to meetings and Committee members may request the addition of items to the agenda.

9. Selection of Agenda Items for Board Meetings

The Board Chair, in collaboration with the appropriate officers, will establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda and is encouraged to raise at any Board meeting subjects that are not on the agenda for that meeting.

At least one Board meeting every year will be at an appropriate Company facility or at another suitable "off-site" location during which the Board will review, with appropriate members of management, long-term strategic plans and the principal issues that the Company is likely to face in the future.

10. Board Meeting Format; Board Materials Distributed in Advance

The Board Chair will endeavor to promote, as a principal element of the format of Board meetings, active dialogue among Board members with respect to topics relating to the long-term growth and development of the Company as well as policy-related topics of more immediate relevance. This element will differ in purpose and content from the reporting element of Board meetings which is intended primarily for management to impart information to the directors and allow them to ask questions which they deem pertinent.

Information and data that are important to the directors' understanding of business to be conducted at a Board or Committee meeting should, to the extent practicable, be distributed in writing to the directors before the meeting, so that meeting time may be conserved and discussion time focused on questions that the directors have about the material. This material should be succinct while still providing the desired information.

11. Presentations

Directors are encouraged to request presentations on specific subjects which they believe deserve a presentation to the Board. Full discussion by Board members of subjects considered at meetings is encouraged.

12. Attendance of Management at Board Meetings

The Board Chair, in collaboration with the Chief Executive Officer (if they are separate), will invite senior officers to periodically attend Board meetings, with a view to creating an ongoing dialogue between Board members and key management personnel.

13. Board Compensation Review and Stock Ownership

The form and amount of director compensation will be periodically reviewed by, and shall be determined by, the Compensation Committee, with the advice of the Chief Executive Officer, and with full discussion by the Board. The Compensation Committee will consider that directors' independence may be jeopardized if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated (other than as a result of such director's affiliation with the Company, i.e., the Mattel Children's Foundation), or if the Company enters into consulting contracts with (or provides other indirect forms of compensation to) a director or an organization with which a director is affiliated.

The management shall report periodically to the Compensation Committee the status of the Company's compensation of the independent directors in relation to other large U.S. companies.

Presently, approximately one-half of independent director compensation is in the form of stock or stock options. This ratio should be considered periodically at the request of the Compensation Committee or the full Board.

The Board considers ownership of company stock by Board members to be important to ensure the alignment of the directors' interests with those of the stockholders. Accordingly, within five years after joining the Board, non-employee members of the Board should attain a target minimum level of stock ownership. For this purpose, stock holdings shall be valued at the greater of actual cost or market value and the target minimum level shall equal three times the annual cash retainer; and directors who have deferred any of their cash compensation into investments in Company stock equivalent accounts in any Company deferred compensation plan(s) shall receive credit for such amounts. In addition, during their service on the Board, each non-employee member of the Board must either hold his or her options to purchase shares of stock, or, if exercised, must hold the underlying shares of stock, until ceasing to be a member of the Board; provided, however, that a member of the Board may sell shares obtained in connection with a stock option exercise if the transaction otherwise complies with the Company's stock trading policies and one of the following applies:

(a) the exercise occurs within one year of the date on which the member will be retiring from the Board; or

(b) the shares are sold at the time of or otherwise in connection with the exercise, and the number of shares sold is limited to the amount necessary to generate sufficient funds to cover the exercise price of the option, the estimated amount of taxes that will be owed in connection with the exercise of the option and any associated transaction costs.

14. **Size of the Board; Term of Office**

It is the sense of the Board that a size of 10 to 12 is about right. The Board, however, would be willing to go to a somewhat larger size in order to accommodate the availability of one or more outstanding candidates. All directors stand for election to one-year terms.

15. **Independent Directors**

The Board will have a majority of directors who are independent, as contemplated by the rules of the New York Stock Exchange. The Board believes that as a matter of policy the Board should consist primarily of independent directors, with the one exception of the Chief Executive Officer.

The Company has adopted the following standards for determining if a director is independent:
A director will not be considered independent if:

(i) he or she is an employee, or has an immediate family member that is an executive officer, of the Company, until three years after the end of such employment relationship, provided that employment as an interim Board Chair or Chief Executive Officer shall not disqualify a director from being considered independent following that employment;

(ii) he or she receives, or has an immediate family member that receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), until three years after he or she ceases to receive more than $100,000 per year in such compensation, provided that compensation received by a director for former service as an interim Board Chair or Chief Executive Officer, and compensation received by an immediate family member for service as a non-executive employee of the Company, need not be considered in determining independence under this test;

(iii) he or she is affiliated with or employed by, or has an immediate family member that is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company, until three years after the end of the affiliation or the employment or auditing relationship;

(iv) he or she is employed, or has an immediate family member that is employed, as an executive officer of another company where any of the Company's present executives serve on that other company's compensation committee, until three years after the end of such service or the employment relationship; or

(v) he or she is an executive officer or an employee, or has an immediate family member that is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, until three years after falling below such threshold.

These standards shall be applied in a manner consistent with, and the definition of "immediate family member" shall be as set forth in, Section 303(A)(2)(b) of the rules of the New York Stock Exchange ("Section 303(A)(2)(b)"). A director that, under Section 303A(2)(b), is presumed not to be independent, is not considered independent.

The Board believes there is no current relationship between any non-employee director and the Company that would be construed in any way to compromise the independence of any Board member being designated independent.

The ownership of stock in the Company by directors is encouraged, as discussed above, and the ownership of a substantial amount of stock is not in itself a basis for a director to be considered as not independent.

16. **Former Chief Executive Officer's Board Membership**

It is the sense of the Board that, at the time the Chief Executive Officer ceases to hold that office, he or she should tender his or her resignation from the Board, although exceptions may be appropriate. A former Chief Executive Officer serving on the Board shall not be considered to be independent for purposes of corporate governance; provided, however, that service as interim Board Chair or interim Chief Executive Officer, and any compensation for such service, shall not disqualify a director from being considered independent after the period of such service.

17. **Board Membership Criteria**

The Governance and Social Responsibility Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, and in accordance with the guidelines established by the Committee. This review shall include an assessment of the talent basè, skills, areas of expertise, experience, diversity and independence of the Board and its members, and consideration of any changes that may have occurred in any director's responsibilities, as well as such other factors as may be determined by the Committee to be appropriate for review, all in the context of an assessment of the perceived needs of the Board at that point in time.

18. **Selection of New Director Candidates**

The Board itself should be responsible, in fact as well as procedure, for selecting its own members. Board members are encouraged to suggest candidates for consideration. The Board delegates the screening process involved to the Governance and Social Responsibility Committee with input from the Board Chair. Prior to selection, each candidate will personally meet with at least two members of the Governance and Social Responsibility Committee. Nominations made by shareholders in accordance with the Company's bylaws and applicable law are referred to the Governance and Social Responsibility Committee.

The invitation to join the Board should be extended on behalf of the Board by the Chairs of the Board and the Governance and Social Responsibility Committee.

19. **Assessing the Board's Performance**

The Board will conduct an annual self-evaluation to determine whether it and its Committees are functioning effectively. The Governance and Social Responsibility Committee will receive comments from all directors and report annually to the Board with an assessment of the Board's and its Committees' performance. If the Governance and Social Responsibility Committee so desires, it may be assisted by an independent consultant in making its assessment. The assessment will focus on the Board's contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.

The Governance and Social Responsibility Committee should seek to report this assessment annually at the same time as the report on Board membership criteria.

20. **Change in a Director's Primary Employment**

If the nature of a director's primary employment changes, then he or she shall submit a resignation letter to the Governance and Social Responsibility Committee.

It is not the sense of the Board that a director who changes the nature of his or her primary employment should necessarily leave the Board. There should, however, be an opportunity for the Board via the Governance and Social Responsibility Committee to review the continued appropriateness of Board membership under these circumstances.

21. **Term Limits**

The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. In lieu of term limits, it is important for the Governance and Social Responsibility Committee to insure that all Board members are active contributors to the governance process.

22. **Retirement Age**

It is the sense of the Board that 72 is an appropriate retirement age. Accordingly, upon attaining the age of 72, a director shall not stand for re-election to the Board at subsequent meetings of the stockholders of the Company.

23. **Formal Evaluation of the Chief Executive Officer**

The Compensation Committee shall conduct an annual review of the Chief Executive Officer's performance, as set forth in its charter. The independent directors shall review and discuss with the Compensation Committee the Compensation Committee's report and shall discuss the evaluation with the Chief Executive Officer.

The Chief Executive Officer is encouraged to submit to the independent directors those criteria which he/she considers to be the most relevant to evaluating his/her performance.

The evaluation should be based on objective criteria including performance of the business, accomplishment of long-term strategic objectives, development of management, etc.

24. **Management Development and Succession Planning**

An annual report shall be made to the Board on succession planning. The entire Board will work with the Governance and Social Responsibility Committee to nominate and evaluate successors to the Chief Executive Officer and/or Board Chair when a vacancy occurs. The Chief Executive Officer and/or Board Chair will make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for those individuals..

25. **Board Interaction with Institutional Investors, the Press, Customers, Etc.**

The Board believes that the management speaks for the Company. The Company's policies relating to SEC Regulation FD require that only certain specified members of management communicate with securities market professionals and/or investors in Company securities with respect to the business or prospects of the Company. Accordingly, individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but only when requested to do so by the Board Chair, the Chief Executive Officer or the Chief Financial Officer.

26. **Director Access to Officers and Employees**

Directors have full and free access to officers and employees of the Company and to the Company's independent auditors and independent advisors. Any meetings that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

27. **Director Orientation and Continuing Education**

New directors participate in an orientation process, which may address, for example, the Company's operations, performance, strategic plans, significant business, financial, accounting, legal and risk management issues, compliance programs, code of business conduct and ethics, and corporate governance practices, and includes introductions to members of the Company's senior management and their respective responsibilities. All directors are encouraged to participate in continuing education programs to enhance skills and knowledge relevant to their service as directors, and the Company pays the reasonable expenses of attendance by directors at such programs.

28. **Changes in Guidelines**

These Guidelines may be changed by the Board. Changes should be made only upon a determination by the independent directors in executive session that such change is in the best interests of the Company and its shareholders and a recommendation of such change to the full Board.

29. **Disclosure**

These Guidelines, and the Charter of each of the Audit, Compensation and Nomination/ Corporate Governance Committees, shall be posted to the Company's website.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (MAT)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes Subject to Vote
Shareholder: John Chevedden

Ladies and Gentlemen:

"In 2004 it was reported ..."

The company failed to establish that the Rule 14a-8 proposal text is incorrect according to the preface phrase in the rule 14a-8 proposal, specifically "in 2004 it was reported ..." According to the company letter the claimed rebuttal of the proposal's director stock ownership information and governance policy status apparently took effect sometime after the beginning of 2004 – making the proposal text correct even if the company data is correct for a different 2004 time period. Thus the company has not established that certain text in the proposal is inconsistent with "in 2004 it was reported ..." In other words the company argument boils down to – if one speculates outside the parameters of the rule 14a-8 proposal text one can find differing information.

Additionally the company argument is incomplete in failing to state whether these or any other current or new directors subsequently sold stock or otherwise became zero-stock holders later in 2004.

The company argument is again incomplete because the company does not claim that CEO pay was below $14 million in 2003.

The incredulous company argument is that a rule 14a-8 proposal cannot report the low point on any corporate governance metric during the latest full year if the company had any recovery from the low point.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Robert Normile

[December 9, 2004]
3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking shareholder approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Advancement Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our 20-year director Tully Friedman was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Friedman chaired the compensation committee at McKesson Corporation, which received a CEO Compensation rating of "F" by TCL.
- Our directors could adopt a poison pill at virtually any time and potentially deny a poison pill shareholder vote until after a proxy contest is decided.

- Our Chairman owned no stock, and 3 other directors owned no stock – confidence concern.
- Our lead director had 21-years director tenure – independence concern.
- Three of our directors had 20 to 34 years tenure – independence concern again.
- Furthermore two of the long-tenured directors held seats on our Audit Committee and one chaired our key Compensation Committee.
- Our full Board met only 6-times in a full year – compared to 11 meetings of our Audit Committee.
- TCL rated Mattel "D" in "Accounting."
- Our Board had no formal governance policy.
- Retention loans, with associated tax gross-ups were forgiven at our company.

- 2003 CEO pay of $14 million including stock option grants.
- Plus $23 million in unexercised stock options from previous years.

  Source: Executive PayWatch Database,

http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board was weak in oversight of our CEO.)

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example of flawed golden parachutes was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart. Major institutional investors such as CalPERS recommend approval of this proposal topic.

Golden Parachute Vote Provision
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is respectfully requested that the company not again add un-submitted white-space to the published proposal which increases the length of the proposal and disconnects headings from accompanying text. Also that the company not toy with the margins and indentations.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide benefits exceeding 299% of the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Mattel may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Mattel may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Rebekah J. Toton
Attorney-Advisor